Filed by First Quantum Minerals Limited pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Inmet Mining Corporation
Commission file no.: 333-185937

NEWS RELEASE 13-10 February 27, 2013 www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES EXTENSION OF OFFER FOR INMET COMMON SHARES

First Quantum Minerals Ltd. (“First Quantum” or the “Company”, TSX Symbol “FM”, LSE Symbol “FQM”) today announced that it has extended its offer (the “Offer”) to acquire all of the outstanding shares of Inmet Mining Corporation (“Inmet”, TSX Symbol “IMN”) by delivering written notice of such extension to Computershare Investor Services Inc., in its capacity as depositary for the Offer. The Offer will now be open for acceptance until 11:59 p.m. (Eastern Daylight Time) on March 11, 2013, unless further extended or withdrawn.

A Notice of Variation and Extension has been filed with the Canadian securities regulators and will be available for review at www.sedar.com. The Notice of Variation and Extension is also being mailed to Inmet shareholders in accordance with applicable Canadian securities laws.

The Offer has been further extended to allow additional time for satisfaction of all conditions of the Offer, including receipt of Investment Canada Act approval. As previously disclosed, on February 7, 2013, First Quantum received an advance ruling certificate in respect of the Offer from the Commissioner of Competition under Canada’s Competition Act, satisfying a condition of the Offer relating to Competition Act approval. On February 21, 2013, First Quantum also received notification from the Turkish Competition Authority that its Competition Board had authorized the transactions contemplated by the Offer. On February 25, 2013, First Quantum received written notification from the Deputy Director of Investments of Industry Canada that the period for the Minister’s consideration of First Quantum’s application for review of the Offer under the Investment Canada Act was being extended for a further period of 30 days. A decision by the Minister to approve the Offer may be made at any time during the extended 30-day period.

First Quantum also confirmed today, in response to Inmet’s press release of February 26, 2013, that, on February 17, 2013, First Quantum and Inmet entered into Non-Disclosure Agreements providing for the exchange of confidential business information. Since then, each of First Quantum and Inmet has been conducting a due diligence review of the other’s business. The terms of the Non-Disclosure Agreements prevent First Quantum from disclosing details regarding the results of its due diligence review.

On February 25, 2013, First Quantum re-confirmed to the Board of Directors of Inmet its Offer to acquire all of the outstanding Inmet common shares for consideration per share of, at the election of each holder of Inmet shares: (i) C$72.00 in cash; or (ii) 3.2967 common shares of First Quantum; or (iii) C$36.00 in cash and 1.6484 common shares of First Quantum, subject, in each case, to pro ration as set forth in the Offer.

Commenting upon the extension and on the grant by Inmet of due diligence access to First Quantum, Mr. Philip Pascall, CEO and Chairman of First Quantum, said:

“Approval under the Investment Canada Act, which is a condition of our Offer, remains outstanding. We are hopeful that the approval will be received shortly.

We valued the opportunity provided to us by the Inmet Board for a Cobre Panama site tour and to conduct a detailed due diligence review, including having full access to key personnel and to Inmet’s virtual data room. Following such access and having largely concluded our detailed review of Inmet’s business, we have re-confirmed our Offer to the Inmet Board.

We now look forward to the remaining conditions of our Offer being satisfied as soon as possible.”

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Advisors and Information Agent

First Quantum has engaged Jefferies International, Goldman, Sachs & Co., and RBC Capital Markets to act as its financial advisors in connection with the Offer. Fasken Martineau DuMoulin LLP is acting as legal counsel to First Quantum in connection with the Offer.

Georgeson Shareholder Communications Canada, Inc. has been retained as information agent for the Offer. Shareholders may contact Georgeson at:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

About First Quantum

First Quantum is a leading international mining company with a global portfolio of copper and nickel assets located in Africa, Australia, South America and Europe. For the twelve months ended 30 September 2012, First Quantum generated revenue and adjusted EBITDA of US$2,743 million and US$1,014 million respectively and produced 290 kt of copper, 32 kt of nickel and 181 koz of gold. A diverse portfolio of profitable operating assets and quality growth projects makes First Quantum one of the fastest-growing mining companies in the world. For the 12 months ended 31 December 2012, First Quantum produced 307 kt of copper, 37 kt of nickel and 202 koz of gold. First Quantum is listed on the Toronto, London and Lusaka Stock Exchanges, with a market capitalization of approximately US$9 billion.

First Quantum has earned a strong reputation as an industry leading developer of high-quality base metals projects globally. Although a significant copper producer currently, First Quantum is itself in a phase of transformational growth, with an anticipated tripling of copper production by the end of 2018. To achieve this growth, the First Quantum team is building on its significant experience in project development, with a proven record of successfully developing resource assets. The capital intensity of our Kansanshi and Sentinel developments, for example, at approximately US$5,000 / tonne and US$6,000 / tonne, respectively, are among the lowest in the industry. Importantly, First Quantum has consistently delivered superior shareholder returns, averaging 32 percent per annum over the period 2000 to 2011.

Forward Looking Information

Certain statements and information in this press release, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated completion of the proposed Offer and the anticipated strategic and operational benefits of the Offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained in this press release, First Quantum has made numerous assumptions including, among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, and other anticipated costs and expenditures. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that any forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the Offer, reliance on Inmet’s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of

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supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, and the production of off-spec material.

See First Quantum’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent management’s estimate as of any date other than the date of this press release.

Other

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of First Quantum or Inmet. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

First Quantum has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular relating to its offer to Inmet shareholders. FIRST QUANTUM URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by First Quantum with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained free of charge from First Quantum’s website at www.first-quantum.com or upon request made to First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia V6C 1X8.

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: (647) 346-3934 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: sharon.loung@fqml.com

United Kingdom contact: Clive Newall, President

Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com

Jefferies International: Peter Bacchus, Managing Director Tel: +44 778 994 3482

Media: Harmony Communications: Brian Cattell, Senior Partner Tel: +44 20 7016 9155

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